GeoVax Labs, Inc.
1900 Lake Park Drive
Suite 380
Smyrna, Georgia  30080
(678) 384-7220

December 1, 2011

Via EDGAR and FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-3628
Attention:  Mr. Jeffrey P. Riedler

RE:	GeoVax Labs, Inc. Request to Withdraw Registration Statement on Form S-1 File No. 333-165828

Dear Mr. Riedler:

On behalf of GeoVax Labs, Inc. (the "Company") and pursuant to Rule 477 of the Securities Act of 1933 as amended (the "Securities Act"), the Company hereby respectfully requests the withdrawal of its Registration Statement on Form S-1 (File No. 333-165828), together with all amendments thereto (collectively, the "Registration Statement").  The Registration Statement was initially filed with the Securities and Exchange Commission (the "Commission") on March 31, 2010 and amended on May 12, 2010, May 24, 2010, June 25, 2010, August 30, 2010, September 17, 2010, October 18, 2010, and November 8, 2010.  It was declared effective on November 8, 2010.  Post-Effective Amendments were filed on December 7, 2010, March 4, 2011, May 12, 2011, and September 2, 2011.  No Post-Effective Amendment was declared effective.

In light of general market conditions, the Company has determined not to conduct the offering of securities contemplated in the Registration Statement at this time.  The Company requests that the Commission consent to this application pursuant to Rule 477(a) under the Securities Act.

The Company confirms that no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein.

Accordingly, the Company hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement.  Please fax a copy of the order the Company's legal counsel, T. Clark Fitzgerald III, Esq. of Womble Carlyle Sandridge & Rice, LLP at (404) 870-4869.

The Company also hereby respectfully requests that in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use.

As required by Rule 477(c) of the Securities Act, the Company states that it may undertake a subsequent private offering in reliance on Rule 155(c).

If you have any questions regarding this application for withdrawal, please contact T. Clark Fitzgerald III, Esq. of Womble Carlyle Sandridge & Rice, LLP at (404) 879-2455.

Sincerely, GEOVAX LABS, INC.

By:	/s/ Mark W. Reynolds
Mark W. Reynolds Chief Financial Officer